SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Potbelly Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

73754Y100

(CUSIP Number)

Vann A. Avedisian Trust U/A 8/29/85

220 N. Green Street, 3rd Floor

Chicago, IL 60607

Telephone Number: 312-755-9580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Vann A. Avedisian Trust U/A 8/29/85
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,163
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 513,163
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,163
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.17% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)        This value is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Intrinsic Investment Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0004% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)       This value is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Bryant L. Keil
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 164,659 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 164,659 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,659 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.69% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)        Includes (i) 162,803 shares of Common Stock held by Bryant L. Keil (“Mr. Keil”), individually, issuable upon exercise of stock options held by Mr. Keil which are fully vested and exercisable at any time upon Mr. Keil’s election, (ii) 928 shares of Common Stock held by the Brooke Avedisian Children’s Trust U/A 11/19/03 (“BA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the BA Trust, (iii) 928 shares of Common Stock held by the Luke A. Avedisian Children’s Trust U/A 11/19/03 (“LA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the LA Trust.

(2)       This value is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019, plus the 162,803 shares of Common Stock underlying the stock options held by Mr. Keil referred to in footnote (1) above.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Neil Luthra
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,500
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.03% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)       This value is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. KGT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 600,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 600,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.54% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)       This value is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Potbelly Corporation, a Delaware corporation (the “Issuer”), which has its principal executive offices at 111 N. Canal Street, Suite 850, Chicago, Illinois 60606. This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 1, 2, 4, 5 and 7 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 18, 2019, as amended, supplemented and restated from time to time prior to the date of this Amendment No. 1 (as so amended prior to the date of this Amendment No. 1, the “Original Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Original Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 1.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended and supplemented to add the following paragraph after numbered paragraph (iv):

(v) Intrinsic Investment Holdings, LLC (“IIH”), an Illinois limited liability company, with a principal business address located at 220 N. Green Street, 3rd Floor, Chicago, IL 60607, is principally involved in the business of investing and managing private equity investments.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented to add the following paragraph:

The Reporting Persons have been engaged in discussions with the Issuer’s directors concerning, among other things, management and corporate governance. In connection with those discussions and in order to give them more time to succeed, on February 14, 2020 the Company agreed with the Reporting Persons that the Company will consider a notice from the Reporting Persons of the nomination of potential directors at the 2020 Annual Meeting to be timely if the notice is received by the Company by 5:00 pm New York City time on March 1, 2020. The Reporting Persons believe these discussions have been productive to date, but there is no assurance that the Reporting Persons and the Issuer will reach any agreements about the matters they are discussing.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019, plus in the case of Mr. Keil’s ownership percentage and the aggregate percentage collectively held by the group, if such a group is deemed to have been formed, each as disclosed above, the 162,803 shares of Common Stock underlying stock options held by Mr. Keil.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Other than the transfer of 100 shares by Vann A. Avedisian Trust U/A 8/29/85 to Intrinsic Investment Holdings, LLC on February 10, 2020, the Reporting Persons have not affected any transactions involving the Common Stock or any other equity interests of the Company since the filing of the Original Schedule 13D on December 18, 2019.

(d) No person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

(e) N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of February 18, 2020, by and among Messrs. Keil and Luthra, KGT, IIH and the Avedisian Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2020	/s/ Bryant L. Keil
Bryant L. Keil

Dated: February 18, 2020	/s/ Neil Luthra
Neil Luthra

Dated: February 18, 2020	KGT Investments, LLC

	By:	/s/ Mahmood Khimji
Mahmood Khimji, Manager

Dated: February 18, 2020	Vann A. Avedisian Trust U/A 8/29/85

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian, Trustee

Dated: February 18, 2020	Intrinsic Investment Holdings, LLC

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian, Manager

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 18, 2020, by and among Messrs. Keil and Luthra, KGT, IIH and the Avedisian Trust.